Form 10KSB40, Exhibit 13
period 1995-12-31
AVOCA INC
filed 1996-03-29
CIK 316537

                                                                      EXHIBIT 13


        AVOCA                             ANNUAL REPORT
     INCORPORATED                         ------------------------
                                          1995

                           [Blank page appears here]

DESCRIPTION OF BUSINESS

         Avoca, Incorporated owns and manages approximately 16,000 acres comprising virtually all of Avoca Island, which is located about 90 miles west of New Orleans in St. Mary Parish, Louisiana, adjacent to and immediately southeast of Morgan City. The island is rural and virtually undeveloped except for exploration and development of its oil and gas resources.

         Avoca, Incorporated is largely a passive royalty company which derives most of its income from royalties, bonuses and delay rentals under oil and gas leases covering its Avoca Island acreage.


DIRECTORS AND OFFICERS

Richard W. Fox,                              Guy C. Lyman, Jr.,
Director                                     Director;
Manager, Sandy Run Farm L.L.C.;              Attorney,
Formerly Vice President,                     Milling, Benson, Woodward, Hillyer,
FirstNBC (Trust                              Pierson & Miller, L.L.P.
Investment Department)
                                             M. Cleland Powell, III,
Edward B. Grimball,                          Director and
Director and President;                      Secretary-Treasurer;
Since September, 1990,                       Senior Vice President,
Chief Financial Officer and                  Whitney National Bank
Vice President,
(Executive Vice President,
since October, 1991), Whitney National Bank

Peter V. Guarisco,
Director;
President, Hellenic, Inc.


                                        [Picture of drainage pump appears here.]


                                                       AVOCA, INCORPORATED     3

REPORT TO THE SHAREHOLDERS


ISSUED PRELIMINARY TO THE SIXTY-FOURTH
ANNUAL MEETING OF SHAREHOLDERS ON MARCH 19, 1996



Dear Shareholders:

         During 1995 net royalties from oil and gas production declined 30% to $101,678 from $144,828 in 1994. Income before an extraordinary item related to the settlement of the Company's lawsuit against Gibson Roofers, Inc. decreased to $87,356 from $171,928 in 1994. Net income, including the extraordinary item of $69,613, decreased slightly to $156,969 from $171,928 in 1994. Annual per-share earnings before the extraordinary item were $.11 in 1995 compared to $.21 in 1994. Net income per share after the extraordinary item was $.19 per share, a slight decrease from $.21 per share in 1994. Dividends per share were $.15 in both 1995 and 1994.

         Production from the Delta Operating Corporation (formerly Alliance Operating Company) Avoca No. 1 well in the Ramos Field was reported at approximately 4,158 barrels of condensate and 259,513 thousand cubic feet (Mcf) of gas in 1995 as compared to 5,312 barrels of condensate and 311,602 Mcf in 1994. The No. 1 well reportedly continues to produce water, as it has from inception of production, at a fairly constant rate of approximately 300 barrels per day. According to the operator of the well, the current wellhead flowing pressure is 3,175 pounds per square inch gauge (psig) as compared to 4,500 psig on November 3, 1994. The average 1995 sales prices from Delta No. 1 Avoca well were approximately $1.73 per Mcf of gas and $18.00 per barrel of condensate as compared to $2.13 per Mcf of gas and $16.75 per barrel of condensate in 1994. The Avoca No. 1 well now produces over 94% of the Company's oil and gas royalty income.

         The Exchange Oil & Gas (formerly Boo-Ker Oil & Gas) Avoca No. B-1 well, also in the Ramos Field, produced intermittently during January, May and September of 1995 before going off production. The operator has commenced plugging and abandonment operations on the well.

         As previously reported, the Company filed suit in 1993 seeking recovery for loss of the historic Pharr home, which burned to the ground while roof work was being performed in December 1992. On October 19, 1995, the Company entered into a settlement agreement with Gibson Roofers, Inc. and its insurer in which the Company has received $181,000 in cash. The proceeds were recorded as an extraordinary item net of taxes, attorney fees and expenses in the 1995 statement of income.

         No new mineral leases were granted and no new wells were drilled on the Island in 1995. In order to encourage I P Petroleum Company's interest in development of Avoca Island's mineral resources, the Company agreed to amend its lease with that company to provide for quarterly rather than annual delay rentals. One quarterly payment was received during 1995. A complete list of mineral leases is found inside the back cover of this annual report.

         The Company is deeply saddened by the death of John J. Zollinger, Jr., an Avoca director since 1970. His counsel and tireless efforts on the Company's behalf will be missed both by his fellow board members and the Avoca shareholders.

                                                   Respectfully submitted,

                                                   /s/ Edward B. Grimball

                                                   Edward B. Grimball
                                                   President


February 8, 1996





4     AVOCA, INCORPORATED

Report of Ernst & Young LLP,
Independent Auditors


The Board of Directors
Avoca, Incorporated


         We have audited the accompanying balance sheet of Avoca, Incorporated as of December 31, 1995, and the related statements of income, retained earnings, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avoca, Incorporated at December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                         /s/ Ernst & Young LLP

New Orleans, Louisiana
January 10, 1996


                                                     AVOCA, INCORPORATED     5

BALANCE SHEET

                                                                                                   December 31
                                                                                                          1995
--------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                                     $   204,748
     Short-term investments                                                                          1,268,229
     Accounts receivable                                                                                15,449
     Accrued interest receivable                                                                        27,409
     Prepaid expenses                                                                                    5,294
                                                                                                   -----------
                                                                 TOTAL CURRENT ASSETS                1,521,129

PROPERTY AND EQUIPMENT
     Land and land improvements                                                                        613,751
     Buildings                                                                                          57,450
                                                                                                   -----------
                                                                                                       671,201
     Less accumulated depreciation and depletion                                                       592,916
                                                                                                   -----------
                                                                                                        78,285

OTHER ASSETS
     Long-term investments                                                                             722,531
     Avoca Drainage Bonds, $415,000, in default --
          at nominal amount                                                                                  1
                                                                                                   -----------

                                                                                                   $ 2,321,946
                                                                                                   ===========





6     AVOCA, INCORPORATED

                                                                                                   December 31
                                                                                                          1995
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS'EQUITY
CURRENT LIABILITES
     Accounts payable and accrued expenses                                                         $    25,508
     Dividends payable                                                                                 124,575
     Income taxes payable                                                                               36,824
                                                                                                   -----------
                                                            TOTAL CURRENT LIABILITIES                  186,907

DEFERRED INCOME TAXES                                                                                   14,409

SHAREHOLDERS'EQUITY
     Common stock, no par value -- authorized,
          issued and outstanding 830,500 shares
          (no change during the year)                                                                   94,483
     Retained earnings                                                                               2,026,147
                                                                                                   -----------
                                                            TOTAL SHAREHOLDERS'EQUITY                2,120,630
                                                                                                   -----------
                                                                                                   $ 2,321,946
                                                                                                   ===========




                                          [Picture of fishing boat appears here]

See accompanying notes.


                                                      AVOCA, INCORPORATED     7

STATEMENTS OF INCOME

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                     1995                 1994
--------------------------------------------------------------------------------------------------------------
REVENUE:
     Royalties                                                                 $  107,969           $ 152,159
     Less severance taxes                                                           6,291               7,331
                                                                               ----------           ---------
                                                                                  101,678             144,828

     Lease bonuses and delay rentals                                               32,250             129,010
     Interest income                                                              111,537              84,703
     Rental income                                                                 33,600              34,910
     Other                                                                         10,837              10,065
                                                                               ----------           ---------
                                                                                  289,902             403,516

EXPENSES:
     Attorney fees and expenses                                                    19,237              21,247
     Auditing fees                                                                 15,000              15,600
     Bookkeeping and clerical services                                              5,000               5,000
     Consultant fees                                                               40,000              35,000
     Directors' fees                                                                6,500               4,250
     Geological and engineering fees and expenses                                   6,243               7,304
     Insurance                                                                     23,937              24,563
     Office and miscellaneous expenses                                             30,204              23,233
     Taxes, other than income taxes                                                23,742              24,396
     Repairs and cleanup expenses                                                   4,116               1,280
                                                                               ----------           ---------
                                                                                  173,979             161,873
                                                                               ----------           ---------
                  INCOME BEFORE INCOME TAXES
                    AND EXTRAORDINARY ITEM                                        115,923             241,643

INCOME TAXES                                                                       28,567              69,715
                                                                               ----------           ---------


                  INCOME BEFORE EXTRAORDINARY ITEM                                 87,356             171,928

EXTRAORDINARY ITEM,
     NET OF INCOME TAXES OF $ 44,507                                               69,613                  -
                                                                               ----------           ---------


                  NET INCOME                                                   $  156,969           $ 171,928
                                                                               ==========           =========

EARNINGS PER SHARE:
     Income before extraordinary item                                             $   .11             $   .21
     Extraordinary item                                                               .08                  -
                                                                                  -------             -------

     Net income                                                                   $   .19             $   .21
                                                                                  =======             =======


DIVIDENDS PER SHARE                                                               $   .15              $  .15
                                                                                  =======              ======


See accompanying notes.


8     AVOCA, INCORPORATED

                                                 STATEMENTS OF RETAINED EARNINGS


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                     1995                 1994
--------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:

     Balance at beginning of year                                             $ 1,993,753          $ 1,946,400

     Net income for the year                                                      156,969              171,928
                                                                              -----------          -----------

                                                                                2,150,722            2,118,328

     Cash dividends:
       1995 - $ .15 per share                                                     124,575
       1994 - $ .15 per share                                                                          124,575
                                                                              -----------          -----------
                  BALANCE AT END OF YEAR                                      $ 2,026,147          $ 1,993,753
                                                                              ===========          ===========


                                   [Picture of oil well equipment appears here.]

See accompanying notes.


                                                      AVOCA, INCORPORATED     9

STATEMENTS OF CASH FLOWS

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                        1995                1994
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                                    $   156,969         $   171,928
   Adjustments to reconcile net income to net
   cash provided by operating activities:
       Depreciation expense                                                            2,672               1,140
       Loss on disposition of asset                                                    7,153                  -
       Deferred income taxes                                                          (7,390)             (2,100)
       Gain from litigation settlement                                               (181,000                   -
       Change in operating assets and liabilities:
        Accounts receivable                                                               42              12,603
        Accrued interest receivable                                                    6,142             (19,189)
        Income taxes                                                                  37,497              12,379
        Prepaid expenses                                                                  81                (633)
        Accounts payable and accrued expenses                                         12,247             (28,713)
                                                                                 -----------         -----------

            NET CASH PROVIDED BY
            OPERATING ACTIVITIES                                                      34,413             147,415

INVESTING ACTIVITIES
   Purchase of short-term investments                                             (1,935,247)         (3,166,241)
   Maturity of short-term investments                                              2,772,113           2,026,240
   Purchase of long-term investments                                                (722,531)                 -
   Purchase of property and equipment                                                (31,200)            (50,000)
   Proceeds from sale of property and equipment                                       15,750                  -
   Litigation settlement proceeds                                                     181,000                  -
                                                                                  -----------         -----------

            NET CASH PROVIDED BY (USED)
            INVESTING ACTIVITIES                                                     279,885          (1,190,001)


FINANCING ACTIVITIES
   Dividends paid                                                                   (124,575)           ( 33,220)
                                                                                 -----------         -----------

            NET CASH USED IN FINANCING ACTIVITIES                                   (124,575)           ( 33,220)
                                                                                 -----------         -----------

            INCREASE (DECREASE) IN
            CASH AND CASH EQUIVALENTS                                                189,723          (1,075,806)


Cash and cash equivalents at beginning of year                                        15,025           1,090,831
                                                                                 -----------         -----------

            CASH AND CASH EQUIVALENTS
            AT END OF YEAR                                                       $   204,748         $    15,025
                                                                                 ===========         ===========





See accompanying notes.





10     AVOCA, INCORPORATED

                                                   NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1995

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

GENERAL: Avoca, Incorporated (the Company) owns and leases land, located in St. Mary Parish, Louisiana, to unaffiliated parties for oil and gas exploration. Mineral income in the accompanying financial statements is derived from lease bonuses, delay rentals and royalties received from oil and gas production related to these leases. Estimates of proved reserves related to the leases are not available. Included in rental income is any revenue derived from issuing seismic permits on the land.

CASH EQUIVALENTS: Cash equivalents consist of United States Government Treasury bills with a maturity of three months or less from date of purchase.

INVESTMENTS: Short-term investments consist of United States Government Treasury bills with a maturity of greater than three months but less than one year from date of purchase and a United States Agency note due in 1996.

     Long-term investments consist of a United States Agency note due in 1997.

     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost including accrued interest. At December 31, 1995 all short-term and long-term investments were classified as held- to-maturity. The fair value of the investments approximated the carrying value at December 31, 1995.

PROPERTY AND EQUIPMENT: Land is carried at cost less amounts received for the sale of rights-of-way and similar servitudes. Land improvements and buildings are carried at cost and depreciated over their estimated useful life of 30 years.

INCOME TAXES: The Company accounts for income taxes using the liability method.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B--INCOME TAXES

The components of income tax expense for the years ended December 31 are as follows:

                                                                1995            1994
                                                                --------------------
                  Current:

                                     Federal                    $32,875      $67,380
                                     State                        3,082        4,435
                                                                --------------------
                  Total current                                  35,957       71,815

                  Deferred :
                                     Federal                    (6,757)      (1,970)
                                     State                        (633)        (130)
                                                                --------------------
                  Total deferred                                (7,390)      (2,100)
                                                                --------------------
                                                                $28,567      $69,715
                                                                ====================

The deferred income tax liability of $14,409 relates to a difference between the accounting and income tax basis of property and equipment.

The Company paid income taxes of $42,967 and $59,436 in 1995 and 1994, respectively.


                                                     AVOCA, INCORPORATED     11

The reconciliations between the federal statutory income tax rate and the Company's effective income tax rate, based on income before income taxes and extraordinary item, for the years ended December 31, 1995 and 1994, are as follows:

                                                                  1995                    1994


                                                            AMOUNT       RATE       AMOUNT       RATE
                                                            ------------------------------------------
 Tax expense based on federal statutory rate                $28,460     24.6%       $76,155      31.5%
 Statutory percentage depletion                             (5,506)     (4.8)      ( 7,190)      (3.2)

 State income taxes (net of federal income tax
 deduction)                                                   3,450       2.9         2,940        1.2
 Other                                                      (2,164)     (1.9)       (2,190)      (0.6)
                                                            ------------------------------------------

      Income taxes                                          $28,567     24.6%       $69,715      28.9%
                                                            ==========================================


[Picture of bird appears here.]


12     AVOCA, INCORPORATED

NOTE C--MAJOR CUSTOMERS

The net royalties received from one independent oil and gas exploration company accounted for 94% and 96% of the total net royalties recorded for the years ended December 31, 1995 and 1994, respectively. Substantially all of the lease bonus and delay rental revenue in 1995 and 1994 was the result of a lease with one company.

NOTE D--RELATED PARTY TRANSACTIONS

A member of the Board of Directors is a partner in the law firm which serves as legal counsel for the Company. Fees paid to this law firm were $66,626 and $21,247 for the years ended December 31, 1995 and 1994, respectively.

NOTE E--OIL AND GAS QUANTITIES PRODUCED

The following table reflects the Company's share of the oil and gas volumes produced from leases held under production during each of the last two years:

                                                  PRODUCTION
                                               ------------------
                                                OIL         GAS
                                               (BBLS)     (MCFS)
                                               ------------------
 1995                                             809      50,501

 1994                                           1,055      66,647


NOTE F--LITIGATION SETTLEMENT

In 1995, the Company settled for $181,000 its ongoing litigation against a roofing company and its insurer to recover damages for the total loss of a building which was destroyed by fire in 1992. The Company recognized the proceeds, net of related legal expenses of $66,880 and income taxes of $44,507, as an extraordinary item in the statement of income. The roofing company's counterclaim to receive approximately $32,000 allegedly due under the roofing contract was dismissed in December 1995 in favor of the Company, but may be appealed.

NOTE G--COMMITMENT

The Company has a lease with the Avoca Duck Club (the Club), an unrelated entity, to allow the members of the Club use of the island for the purpose of hunting wild game and birds, and for noncommercial fishing. The terms of the lease commenced June 1, 1994 for a period of ten years with the Club having two ten-year options to extend the lease. Under the terms of the lease, the Club constructed a new building including a separate apartment for the exclusive use of the Company's caretaker of the island. This building replaced the building destroyed by fire in December 1992. During 1994, under the terms of the lease, the Company contributed $50,000, which represents the approximate cost to construct the apartment.

If the Company elects to exercise its unrestricted, unconditional and absolutely discretionary right to terminate the lease before the end of its term, the Company must reimburse the Club for its unamortized cost of the building (excluding the Company's cash contribution), based on straight-line depreciation over 30 years. Under the lease, the Club's unamortized cost of the building will be reduced over time to an ultimate reimbursable amount not less than $80,000.


                                                    AVOCA, INCORPORATED     13

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

The Company's continued liquidity is evidenced by the fact that more than 94% of its assets, as measured by book value, are cash and cash equivalents, U.S. Government and U.S. Government agency securities. Current liabilities at year end were $186,907, including a $124,575 dividend declared in December 1995 but not paid until January 1996. The Company's business is largely passive and consequently all capital requirements for exploration, development and production of the Company's mineral resources are funded by its lessees. Current financial resources and anticipated net income are expected to be adequate to meet cash requirements in the year ahead.

1995 AS COMPARED TO 1994

Revenue for 1995 before an extraordinary item decreased by $113,614 despite a $26,834 increase in interest income. The decrease results from a 30% decline in royalty income and a reduction in the delay rental received under the I P Petroleum Company lease. The lease, under which the Company received an annual delay of $129,000 in 1994, was amended during 1995 to provide for quarterly delay rentals, with the result that the Company received only $32,250 (one quarterly payment) from this source in 1995.

         The Delta Operating Corporation (formerly Alliance Operating Company) Avoca No. 1 well in the Ramos Field was responsible for approximately 94% of the Company's royalty income in 1995. Total gas and condensate recoveries from the Avoca No. 1 well (in which the Company has a net revenue interest of approximately 19%) decreased from 311,602 thousand cubic feet (Mcf) of gas and 5,312 barrels of condensate in 1994 to 259,513 Mcf of gas and 4,158 barrels of condensate in 1995. According to the operator of the well, the decline in production is due to minor down hole mechanical difficulties and a slight decline in wellhead flowing pressure. The operator indicates that additional testing will be performed later in 1996 to identify the exact problem.

         The Exchange Oil & Gas (formerly Boo-Ker Oil & Gas) Avoca No. B-1 well, also located in the Ramos Field, produced intermittently during January of 1995, for one week in May and for two weeks in September when it ceased production. The operator has commenced plugging and abandonment operations on the Avoca No. B-1 well.

         Lease bonuses and delay rentals decreased from $129,010 in 1994 to $32,250 in 1995. As noted above, the decrease results from amendment of the I P Petroleum Company lease (dated October 3, 1994) to provide for quarterly delay rentals in lieu of annual delay rentals. This was done to encourage the lessee to maintain the lease in effect and conduct drilling operations on Avoca Island. Interest income increased by $26,834 or approximately 32% primarily because of higher rates paid on U.S. Government and U.S. Government Agency securities.

         Overall expenses were $12,106 or approximately 7% higher in 1995 than in 1994. Consultant fees increased $5,000 on account of a merit based bonus paid to the consultant who manages the Company's daily affairs. Director's fees increased $2,250 because the Board of Directors held an additional meeting in 1995. The $6,971 increase in office and miscellaneous expenses results primarily from a $7,153 loss incurred on the sale of a mobile home provided by the Company as temporary housing for the Company's caretaker on the Island.
The $2,836 increase in repairs and cleanup expenses is attributable to a pile driving project to close off a gap on the southwestern boundary of Avoca Island. These increases were partially offset by slight decreases in attorney's fees, auditing fees, geological and engineering fees, insurance expense and taxes other than income taxes.

         In comparison with 1994 (including the income tax related to the extraordinary item), income tax expense for 1995 increased by $3,359 as a result of a higher effective tax rate.

         Income before extraordinary item decreased by $84,572 or approximately 49%, in comparison with the prior year, but income after the extraordinary item only decreased $14,959 from 1994. Net income per share before extraordinary item was $.11 in 1995 as compared to $.21 per share in 1994. Net income per share after the extraordinary item for 1995 was $.19 per share. Dividends per share were $.15 in 1995 and 1994. Future dividends will be paid based on operating income which in large measure is related to the amount of royalty income received.

         Further information regarding the Company's financial condition and results of operations is contained in the President's message on page 4.





14     AVOCA, INCORPORATED

STOCK PRICES AND RELATED SECURITY HOLDER MATTERS

As of January 8, 1996, there were approximately 848 holders of record of the Company's stock, which is traded in the over-the-counter market.

         The following table shows the range of high and low bid quotations for the Company's stock for each quarterly period during the last two years, as quoted by the National Quotation Bureau, Incorporated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily reflect actual transactions. The table also shows the amount and frequency of cash dividends declared by the Company during the same period.

                 PERIOD               HIGH            LOW         DECLARED       RECORD DATE        DATE PAID       AMOUNT
                 1995
                  First Quarter           $6.50       $5.50
                  Second Quarter           6.25        5.50
                  Third Quarter            6.25        5.50
                  Fourth Quarter           6.50        5.75        12-12-95          1-5-96           1-19-96           $.15

                 1994
                  First Quarter           $6.25       $5.25
                  Second Quarter           7.25        5.25
                  Third Quarter            7.25        5.50
                  Fourth Quarter           7.37        5.50        12-22-94          1-5-95           1-19-95           $.15


AVOCA
INCORPORATED

The Company will furnish without charge a copy of its 1995 Annual Report on form 10-KSB to be filed with the Securities and Exchange Commission, including the financial statements thereto, to any record or beneficial owner of its Common Stock as of February 8, 1996. Requests for the report must be in writing addressed to Avoca, Incorporated, P.O. Box 61260, New Orleans, Louisiana 70161, Attention: M. Cleland Powell. If made by a person who was not a shareholder of record on February 8, 1996, the request must include a good faith representation that such person was a beneficial owner of Common Stock on that date. Copies of any exhibits to the Form 10-KSB will be furnished upon payment of $.20 per page plus postage to cover the cost of furnishing such copies.


                                                     AVOCA, INCORPORATED     15

                       [Map of Avoca Island appears here,
                           showing property of Avoca,
                        Incorporated, mineral leases and
                                well locations]

MINERAL INCOME

YEAR ENDED DECEMBER 31, 1995
                                                                                                INITIAL
                                                             DATE OF                             RENTAL    INCOME RECOGNIZED IN 1995
LESSEE                           OPERATOR                     LEASE    ACREAGE   EXPIRATION     PER ACRE  LEASE BONUS  NET ROYALTIES
------------------------------------------------------------------------------------------------------------------------------------
Cabot Carbon Corporation         Black Gold Production        1/19/60    55.770  Termination     $ 50        $  --       $       3
                                 Company                                         of production


Texaco, Inc.                     Texaco, Inc.                 5/17/63    41.900  Termination     $ 75           --             251
                                                                                 of production

Alliance Operating Company       Delta Operating Corporation  8/14/87   276.733  Termination     $200           --          95,179
                                                                                 of production
IP Petroleum Company, Inc.       IP Petroleum Company, Inc.   10/3/94   860.000  Termination     $150         32,250           --
                                                                                 of production
                                                                                 or 10/3/97
                                                                                 if nonproducing

Boo-Ker Oil and Gas Corporation  Exchange Oil and Gas Company *10/6/94  185.440  Termination     $ --           --           6,245
                                                                                 of production
                                                                                                             -------      --------
                                                                                                             $32,250      $101,678
                                                                                                             =======      ========

*---This lease supersedes a lease dated August 21, 1990 with the same lessee.