Form 10KSB, Exhibit 13
period 1996-12-31
AVOCA INC
filed 1997-03-27
CIK 316537

EXHIBIT 13

















          AVOCA                                 Annual Report
      INCORPORATED                              --------------------------------
                                                1996

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

Directors and Officers

Richard W. Fox, Director;                   Guy C. Lyman, Jr., Director;
Investor, formerly Manager,                 Attorney, Milling, Benson, Woodward,
Sandy Run Farm L.L.C.;                      Hillyer, Pierson & Miller, L.L.P.
prior thereto Vice President, FirstNBC
(Trust Investment Department)               M. Cleland Powell, III,
                                            Director and Secretary-Treasurer;
Edward B. Grimball,                         Senior Vice President,
Director and President;                     Whitney National Bank
Chief Financial Officer and
Executive Vice President,
Whitney National Bank

Peter V. Guarisco, Director;
Chairman, Hellenic, Inc.





















                                                 [Picture of boat appears here.]

                                                           AVOCA, Incorporated 3

Report to the Shareholders

Issued Preliminary to the Sixty-Fifth
Annual Meeting of Shareholders on March 18, 1997

Dear Shareholders:
         During 1996 net royalties from oil and gas production increased 125% to $229,049. Income increased to $423,651 in 1996 from $87,356 before an extraordinary item ($69,613 net of income taxes) related to the settlement of the Company's lawsuit against Gibson Roofers, Inc. in 1995. Three new seismic permits, which reflect the Company's continuing efforts to fully develop Avoca
Island's mineral resources and are discussed on Page 14 of this report, are primarily responsible for the increase. Annual per share earnings were $.51 in 1996 compared to $.11 before the extraordinary item and $.19 after the extraordinary item in 1995. Dividends per share increased to $.45 from $.15 in 1995 in line with the Company's increased income.
         Production from the Intercoastal Shipyard No. 2 in the Ramos Field was reported at approximately 25,473 barrels of condensate and 883,498 thousand cubic feet (Mcf) of gas in 1996. A successful workover by its operator, Black Gold Production Company, Inc., restored production to this well early in 1996. According to the operator, the current wellhead flowing pressure is 4,444 pounds per square inch gauge (psig) and the well produces water at a fairly constant rate of 350 barrels per day. The average 1996 sales prices from the Intercoastal Shipyard No. 2 well were approximately $2.82 per Mcf of gas and $22.17 per barrel of condensate. The well, which produces from the Ramos Field, B Sand Unit B under the Capital Energy, Inc. Lease dated January 2, 1996, accounted for 44% of the Company's royalty income in 1996.
         Production from the Delta Operating Corporation (formerly Alliance Operating Company) Avoca No. 1 well, also in the Ramos Field, was reported at approximately 3,787 barrels of condensate and 238,455 Mcf of gas in 1996 as compared to 4,158 barrels of condensate and 259,513 Mcf of gas in 1995. The No. 1 well reportedly continues to produce water, as it has from inception of production, at a fairly constant rate of approximately 400 barrels per day. According to the operator of the well, the current wellhead flowing pressure is 3,475 psig as compared to 3,175 psig in December of 1995. In September, the operator chemically treated the well to clean the producing formation near the wellbore in order to improve the well's performance, and has advised the Company that the treatment was successful. The average 1996 sales prices from the Delta No. 1 Avoca well were approximately $2.79 per Mcf of gas and $21.15 per barrel of condensate as compared to $1.73 per Mcf of gas and $18.00 per barrel of condensate in 1995.
         Although no new wells were drilled on Avoca Island, two new mineral leases covering a total of 465 acres were granted in 1996. Also, two of the above mentioned seismic permits include mineral lease options which in the aggregate cover almost all of the island. A complete list of mineral leases is found on the back cover of this annual report.

                                                         Respectfully submitted,

                                                         /s/ Edward B. Grimball

                                                         Edward B. Grimball
                                                         President
February 7, 1997

4     AVOCA, Incorporated

Report of Ernst & Young LLP,
Independent Auditors


The Board of Directors
Avoca, Incorporated


         We have audited the accompanying balance sheet of Avoca, Incorporated as of December 31, 1996, and the related statements of income, retained earnings, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avoca, Incorporated at December 31, 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                     /s/ Ernst & Young LLP

New Orleans, Louisiana
January 13, 1997



                                                       AVOCA, Incorporated     5



BALANCE SHEET

                                                                                                       December 31
                                                                                                              1996
------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
      Cash and cash equivalents                                                                         $   65,127
      Short-term investments                                                                             1,730,628
      Accounts receivable                                                                                   44,630
      Accrued interest receivable                                                                           24,262
      Prepaid expenses                                                                                       5,143
                                                                                                        ----------
                                                                    TOTAL CURRENT ASSETS                 1,869,790

PROPERTY AND EQUIPMENT
      Land and land improvements                                                                           613,751
      Buildings                                                                                             57,450
                                                                                                        ----------
                                                                                                           671,201
      Less accumulated depreciation and depletion                                                          595,651
                                                                                                        ----------
                                                                                                            75,550

OTHER ASSETS
      Long-term investments                                                                                639,169
      Avoca Drainage Bonds, $415,000, in default --
           at nominal amount                                                                                     1
                                                                                                        ----------

                                                                                                        $2,584,510
                                                                                                        ==========





















                                            [Picture of oil tanks appears here.]

6     AVOCA, Incorporated




                                                                                                       December 31
                                                                                                              1996
------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS'EQUITY

CURRENT LIABILITES
      Accounts payable and accrued expenses                                                             $   17,106
      Dividends payable                                                                                    373,725
      Income taxes payable                                                                                   9,221
                                                                                                        ----------
                                                               TOTAL CURRENT LIABILITIES                   400,052

DEFERRED INCOME TAXES                                                                                       13,902

SHAREHOLDERS'EQUITY
      Common stock, no par value -- authorized,
           issued and outstanding 830,500 shares
           (no change during the year)                                                                      94,483
      Retained earnings                                                                                  2,076,073
                                                                                                        ----------
                                                               TOTAL SHAREHOLDERS'EQUITY                 2,170,556
                                                                                                        ----------
                                                                                                        $2,584,510
                                                                                                        ==========





See accompanying notes.














                                          [Picture of fishing pier appears here]


                                                           AVOCA, Incorporated 7



STATEMENTS OF INCOME

                                                                                       Year ended December 31,
                                                                                    1996                      1995
------------------------------------------------------------------------------------------------------------------

Revenue:
      Royalties                                                                $ 234,289                 $ 107,969
      Less severance taxes                                                         5,240                     6,291
                                                                               ---------                 ---------
                                                                                 229,049                   101,678

      Seismic permit fees                                                        356,830                        -
      Lease bonuses and delay rentals                                             84,075                    32,250
      Interest income                                                            121,531                   111,537
      Rental income                                                               27,700                    33,600
      Other                                                                        8,309                    10,837
                                                                               ---------                 ---------
                                                                                 827,494                   289,902
Expenses:
      Attorney fees and expenses                                                  18,093                    19,237
      Auditing fees                                                               15,000                    15,000
      Bookkeeping and clerical services                                            5,250                     5,000
      Management fees                                                             41,000                    40,000
      Directors' fees                                                              5,000                     6,500
      Geological and engineering fees and expenses                                14,349                     6,243
      Insurance                                                                   23,366                    23,937
      Office and miscellaneous expenses                                           23,272                    30,204
      Taxes, other than income taxes                                              23,664                    23,742
      Repairs and cleanup expenses                                                11,126                     4,116
                                                                               ---------                 ---------
                                                                                 180,120                   173,979
                                                                               ---------                 ---------
                                     INCOME BEFORE INCOME TAXES
                                         AND EXTRAORDINARY ITEM                  647,374                   115,923

Income taxes                                                                     223,723                    28,567
                                                                               ---------                 ---------

                               INCOME BEFORE EXTRAORDINARY ITEM                  423,651                    87,356

Extraordinary item,
      net of income taxes of $ 44,507                                                 -                     69,613
                                                                               ---------                 ---------

                                                     NET INCOME                $ 423,651                 $ 156,969
                                                                               =========                 =========

Earnings per share:
      Income before extraordinary item                                         $     .51                 $     .11
      Extraordinary item                                                              -                        .08
                                                                               ---------                 ---------
      Net income                                                               $     .51                 $     .19
                                                                               =========                 =========

Dividends per share                                                            $     .45                 $     .15
                                                                               =========                 =========


See accompanying notes.


8     AVOCA, Incorporated



                                                 STATEMENTS OF RETAINED EARNINGS



                                                                                           Year ended December 31,
                                                                                    1996                      1995
------------------------------------------------------------------------------------------------------------------------------------

Retained Earnings:
      Balance at beginning of year                                           $ 2,026,147               $ 1,993,753

      Net income for the year                                                    423,651                   156,969
                                                                             -----------               -----------

                                                                               2,449,798                 2,150,722

      Cash dividends:
        1996 - $ .45 per share                                                   373,725                         -
        1995 - $ .15 per share                                                        -                    124,575
                                                                             -----------               -----------

                   BALANCE AT END OF YEAR                                    $ 2,076,073               $ 2,026,147
                                                                             ===========               ===========


























See accompanying notes.

                                        [Picture of gas separator appears here.]

                                                           AVOCA, Incorporated 9




STATEMENTS OF CASH FLOWS

                                                                                        Year ended December 31,
                                                                                       1996                     1995
---------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
    Net income                                                                  $  423,651               $   156,969
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation expense                                                         2,735                     2,672
        Loss on disposition of asset                                                    -                      7,153
        Deferred income taxes                                                         (507)                   (7,390)
        Gain from litigation settlement                                                 -                   (181,000)
        Change in operating assets and liabilities:
           Accounts receivable                                                     (29,181)                       42
           Accrued interest receivable                                               3,147                     6,142
           Prepaid expenses                                                            151                        81
           Accounts payable and accrued expenses                                    (8,402)                   12,247
           Income taxes                                                            (27,603)                   37,497
                                                                                ----------               -----------

             NET CASH PROVIDED BY
             OPERATING ACTIVITIES                                                  363,991                    34,413

INVESTING ACTIVITIES
    Purchase of short-term investments                                          (1,008,097)               (1,935,247)
    Maturity of short-term investments                                           1,268,229                 2,772,113
    Purchase of long-term investments                                             (639,169)                 (722,531)
    Purchase of property and equipment                                                  -                    (31,200)
    Proceeds from sales of property and equipment                                       -                     15,750
    Litigation settlement proceeds                                                      -                    181,000
                                                                                ----------               -----------

             NET CASH PROVIDED BY (USED IN)
             INVESTING ACTIVITIES                                                 (379,037)                  279,885

FINANCING ACTIVITIES
    Dividends paid                                                                (124,575)                 (124,575)
                                                                                ----------               -----------

             NET CASH USED IN FINANCING ACTIVITIES                                (124,575)                 (124,575)
                                                                                ----------               -----------

             INCREASE (DECREASE) IN
             CASH AND CASH EQUIVALENTS                                            (139,621)                  189,723

Cash and cash equivalents at beginning of year                                     204,748                    15,025
                                                                                ----------               -----------

             CASH AND CASH EQUIVALENTS
             AT END OF YEAR                                                     $   65,127                 $ 204,748
                                                                                ==========               ===========







See accompanying notes.


10     AVOCA, Incorporated

                          NOTES TO FINANCIAL STATEMENTS

December 31, 1996

NOTE A--Significant Accounting Policies

General: Avoca, Incorporated (the Company) owns and leases land, located in St. Mary Parish, Louisiana, to unaffiliated parties for oil and gas exploration. Mineral income in the accompanying financial statements is primarily derived from lease bonuses, delay rentals, seismic permit fees and royalties received from oil and gas production related to these leases. Estimates of proved reserves related to the leases are not available.

Cash Equivalents: Cash equivalents consists of United States Government Treasury bills with a maturity of three months or less from date of purchase.

Investments: Short-term investments consist of United States Government Treasury bills with a maturity of greater than three months but less than one year from date of purchase and a United States Agency note due in 1997.

Long-term investments consist of United States Government Treasury Notes due in 1998.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost including accrued interest. At December 31, 1996 all short-term investments and long-term investments were classified as held-to-maturity. The fair value of the investments approximated the carrying value at December 31, 1996.

Property and Equipment: Land is carried at cost less amounts received for the sale of rights-of-way and similar servitudes. Land improvements and building are carried at cost and depreciated over their estimated useful life of 30 years.

Income Taxes:  The Company accounts for income taxes using the liability method.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B--Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

                                     1996          1995
                           -------------- -------------
 Current:
     Federal                     $200,184       $32,875
     State                         24,046         3,082
                           -------------- -------------
          TOTAL CURRENT           224,230        35,957
 Deferred :
     Federal                         (453)       (6,757)
     State                            (54)         (633)
                           -------------- -------------
          TOTAL DEFERRED             (507)       (7,390)
                           -------------- -------------
                                 $223,723       $28,567
                           ============== =============

The deferred income tax liability of $13,902 relates to a difference between the accounting and income tax basis of property and equipment.

The Company paid income taxes of $252,664 and $42,967 in 1996 and 1995, respectively.

                                                          AVOCA, Incorporated 11

The reconciliations between the federal statutory income tax rate and the Company's effective income tax rate, based on income before income taxes and extraordinary item, for the years ended December 31 are as follows:


                                                                1996                 1995
                                                          Amount     Rate     Amount      Rate
                                                         --------    ----     -------     ----
Tax expense based on federal statutory rate              $220,107    34.0%    $28,460     24.6%
Statutory percentage depletion                            (11,949)   (1.8)    ( 5,506)    (4.8)
State income taxes (net of federal income tax
deduction)                                                 24,045     3.7       2,449      2.1
Other                                                      (8,480)   (1.3)      3,164      2.7
                                                         --------    ----     -------     ----
                                   INCOME TAXES          $223,723    34.6%    $28,567     24.6%
                                                         ========    ====     =======     ====




















[Picture of valve appears here.]

12     AVOCA, Incorporated

                                                              NOTES TO FINANCIAL
                                                          STATEMENTS (Continued)
NOTE C--Major Customers

The net royalties received from two independent oil and gas exploration companies accounted for 99% of total net royalties recorded for the year ended December 31, 1996; net royalties received from one independent oil and gas exploration company accounted for 94% for the year ended December 31, 1995. Substantially all of the lease bonus and delay rental revenue in 1996 was the result of leases with two companies and in 1995 with one company. Seismic permit fees recognized in 1996 are the result of permits with three oil and gas exploration companies.

Note D--Related Party Transactions

A member of the Board of Directors is of counsel with the law firm which serves as legal counsel for the Company. Fees paid to this law firm were $25,377 and $66,626 for the years ended December 31, 1996 and 1995, respectively.

NOTE E--Oil and Gas Quantities Produced

The following table reflects the Company's share of the oil and gas volumes produced from leases held under production during each of the last two years:


                                                      Production
                                              --------------------------
                                                   Oil          Gas
                                                 (BBLs)        (MCFs)
                                              ------------- ------------
                                                  1,770        82,228
1996
1995                                                809        50,501

NOTE F--Litigation Settlement

In 1995, the Company settled for $181,000 its ongoing litigation against a roofing company and its insurer to recover damages for the total loss of a building which was destroyed by fire in 1992. The Company recognized the proceeds, net of related legal expenses of $66,880 and income taxes of $44,507, as an extraordinary item in the 1995 statement of income. The roofing company's counterclaim against the Company was dismissed in 1995 and the roofing company's appeal was dismissed in 1996.

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

                                          [Picture of marsh scene appears here.]

                                                          AVOCA, Incorporated 13

Management's Discussion and
Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources
The Company's continued liquidity is evidenced by the fact that more than 94% of its assets, as measured by book value, are cash and cash equivalents, U.S. Government and U.S. Government agency securities. Current liabilities at year end were $400,052, including a $373,725 dividend declared in December 1996 but not paid until January 1997. The Company's business is largely passive and consequently all capital requirements for exploration, development and production of the Company's mineral resources are funded by its lessees. Current financial resources and anticipated net income are expected to be adequate to meet cash requirements in the year ahead.

1996 As Compared to 1995
The Company enjoyed a commendable year in 1996. Revenue for the year increased by $537,592. Most of the increase, reflected in the income statement as seismic permit fees, comes from the granting of three new 3-D seismic permits totaling $356,830. The first permit was granted to Geco-Prakla, Inc. and covers 3,073 acres on the western part of Avoca Island. The second permit, granted to Texas Meridian Resources Exploration, Inc., covers 7,535 acres on the southern part of the island and includes an option until January 10, 1998 to lease all or part (not less than 753 acres) of the permitted acreage for mineral development. The third permit, granted to Burlington Resources Oil & Gas Co., covers 7,330 acres on the northern part of the island and includes an option until December 12, 1997 to lease all or part (not less than 3,665 acres) of the permitted acreage for mineral development.
         Also contributing to increased revenue in 1996 was a $127,371 or 125% increase in royalty income net of severance taxes. The increase is attributable to the successful workover of the Intercoastal Shipyard No. 2 well in the Ramos Field. This well was restored to production by its operator, Black Gold Production Company, Inc., during the second quarter of 1996 and was responsible for approximately 44% of the Company's 1996 royalty income. It produces from the Ramos Field, B Sand Unit B under the Capital Energy, Inc. lease dated January 2, 1996. Since its return to production total gas and condensate recoveries from the Intercoastal Shipyard No. 2 well (in which the Company has a net revenue interest of approximately 4.05%) was 883,498 thousand cubic feet (Mcf) of gas and 25,473 barrels of condensate.
         In 1996 the Delta Operating Corporation (formerly Alliance Operating Company) Avoca No. 1 well also in the Ramos Field was responsible for approximately 56% of the Company's royalty income, down from 94% in 1995. Total gas and condensate recoveries from the Avoca No. 1 well (in which the Company has a net revenue interest of approximately 19%) decreased from 259,513 Mcf of gas and 4,158 barrels of condensate in 1995 to 238,455 Mcf of gas and 3,787 barrels of condensate in 1996. In September, the operator performed a chemical treatment on the well to clean the producing formation near the wellbore in order to improve the well's performance. The operator has told the Company that the treatment appears to have been successful in improving production.
         The Exchange Oil & Gas (formerly Boo-Ker Oil & Gas) Avoca No. B-1 well, also located in the Ramos Field, produced minimal royalty income for the Company in 1995. The well was plugged and abandoned in the first quarter of 1996.
         Lease bonuses and delay rentals increased by $51,825 because two new mineral leases were granted in 1996 as compared with none in 1995.The Company received $5,625 on a new lease from Capital Energy, Inc., as mentioned above, and $46,200 from Burlington Resources Oil & Gas Co., on a 420 acre lease on the northern part of Avoca Island in August, 1996. I P Petroleum Co., Inc. made a quarterly delay rental payment in the first quarter of 1996 but the lease lapsed for non-payment of the quarterly payment due in the second quarter of 1996.
         Interest income on U.S. Government and U.S. Government agency securities increased $9,994 or approximately 9% because of higher interest rates and the availability of more funds for investment. Rental income decreased $5,900 or approximately 18% because of the lapsing of a short-term surface lease at the end of 1995.
         Overall expenses were $6,141 or approximately 4% higher in 1996 than in 1995. Increased geological and engineering fees and repairs and cleanup expenses were partially offset by reduced office and miscellaneous expenses and decreases in attorney fees, director fees, insurance and taxes other than income taxes. The decrease in office and miscellaneous expenses resulted primarily from a $7,153 one-time loss incurred in 1995 on the sale of a mobile home provided by the Company as temporary housing for the Company's caretaker on the island. The increase in repairs and cleanup expenses was attributable to funds expended to assist in preparing 600 acres of farm land on Avoca Island for the establishment of a cattle operation.
         In comparison with 1995 (including the income tax related to the extraordinary item), income tax expense for 1996 increased by $155,224 as a result of increases in income and the Company's effective tax rate.
         Income before extraordinary item increased by $336,295 or 385%, in comparison with the prior year, but income after the extraordinary item increased only $266,682 or 170% from 1995. Net income was $.51 per share in 1996 as compared to $.11 per share before and $.19 after the extraordinary item in 1995. Dividends per share went from $.15 per share to $.45 per share in 1996 as a result of an increase in income. Future dividends will be largely dependent on the amount of oil and gas related income received.
         Further information regarding the Company's financial condition and results of operations is contained in the President's message on page 4.

14     AVOCA, Incorporated

                                                        STOCK PRICES AND RELATED
                                                         SECURITY HOLDER MATTERS

As of January 10, 1997, there were approximately 819 holders of record of the Company's stock, which is traded in the over-the-counter market.
         The following table shows the range of high and low bid quotations for the Company's stock for each quarterly period during the last two years, as quoted by the National Quotation Bureau, Incorporated. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not necessarily reflect actual transactions. The table also shows the amount and frequency of cash dividends declared by the Company during the same period.


Period                  High      Low       Declared      Record Date    Date Paid    Amount
1996
  First Quarter         $6.75     $5.87
  Second Quarter         8.00      5.87
  Third Quarter          8.25      7.50
  Fourth Quarter         9.75      7.50     12-20-96        1-7-97        1-21-97      $.45

1995
  First Quarter         $6.50     $5.50
  Second Quarter         6.25      5.50
  Third Quarter          6.25      5.50
  Fourth Quarter         6.50      5.75     12-12-95        1-5-96        1-19-96      $.15



AVOCA
INCORPORATED
The Company will furnish without charge a copy of its 1996 Annual Report on Form 10-KSB to be filed with the Securities and Exchange Commission, including the financial statements thereto, to any record or beneficial owner of its Common Stock as of February 7, 1997. Requests for the report must be in writing addressed to Avoca, Incorporated, P.O. Box 61260, New Orleans, Louisiana 70161,
Attention: M. Cleland Powell. If made by a person who was not a shareholder of record on February 7, 1997, the request must include a good faith representation that such person was a beneficial owner of Common Stock on that date. Copies of any exhibits to the Form 10-KSB will be furnished upon payment of $.20 per page plus postage to cover the cost of furnishing such copies.

                                                          AVOCA, Incorporated 15

                       [Map of Avoca Island appears here,
                    showing property of Avoca, Incorporated,
                       mineral leases and well locations]

MINERAL INCOME

------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1996
                                                                                                                Income Recognized
                                                                                                                     in 1996
                                                                                                              Lease
                                                                                                    Initial   Bonus
                                                               Date of                              Rental    or Delay
Lessee                            Operator                     Lease      Acreage  Expiration       Per Acre  Rental   Net Royalties
------------------------------------------------------------------------------------------------------------------------------------

Texaco, Inc.                      Texaco, Inc.                  5/17/63    41.900  Termination       $  75    $    --   $    452
                                                                                   of production

Alliance Operating Company        Delta Operating Corporation   8/14/87   276.733  Termination       $ 200         --    127,501
                                                                                   of production

IP Petroleum Company, Inc.        IP Petroleum Company, Inc.    10/3/94   860.000  Terminated        $ 150     32,250         --
                                                                                   4/30/96 due to
                                                                                   non-payment
                                                                                   of rental

Boo-Ker Oil and Gas Corporation   Exchange Oil and Gas Company *10/6/94   185.440  Well plugged and  $  --         --        652
                                                                                   abandoned first
                                                                                   quarter of 1996

Capital Energy, Inc.              Black Gold Production        **1/2/96    45.029  Termination       $ 125      5,625    100,444
                                  Company                                          of production
                                                                                   or 1/2/97 if
                                                                                   nonproducing

Burlington Resources Oil & Gas    Burlington Resources Oil &    8/12/96   420.000  Termination       $ 110     46,200         --
Company                           Gas Company                                      of production
                                                                                   or 8/12/99 if
                                                                                   nonproducing
                                                                                                              -------    --------
                                                                                                              $84,075    $229,049
                                                                                                              =======    ========

*---This  lease  supersedes  a lease dated August 21, 1990 with the same lessee.
**---This  lease  supersedes  a lease dated  January 19, 1960 with Cabot  Carbon
Corporation.